UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REDFIN CORPORATION

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

75737F108

(CUSIP number)

December 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 75737F108		Page 2 of 10 Pages

(1)	Names of reporting persons Greylock XII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,759,312 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,759,312 (1)

(9)	Aggregate amount beneficially owned by each reporting person 3,759,312 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.20% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership.
(2)

The percent of class was calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 75737F108		Page 3 of 10 Pages

(1)	Names of reporting persons Greylock XII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 417,700 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 417,700 (1)

(9)	Aggregate amount beneficially owned by each reporting person 417,700 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.47% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership.
(2)

The percent of class was calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 03835C108		Page 4 of 10 Pages

(1)	Names of reporting persons Greylock XII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,177,012 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,177,012 (1)

(9)	Aggregate amount beneficially owned by each reporting person 4,177,012 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.67% (2)
(12)	Type of reporting person (see instructions) PN

(1)

Represents 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700shares of Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.

(2)

The percent of class was calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 75737F108		Page 5 of 10 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,177,012 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,177,012 (1)

(9)	Aggregate amount beneficially owned by each reporting person 4,177,012 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.67% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership. Mr. Helman, as a managing member of Greylock XII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.

(2)

The percent of class was calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 75737F108		Page 6 of 10 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,177,012 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,177,012 (1)

(9)	Aggregate amount beneficially owned by each reporting person 4,177,012 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.67% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership. Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership. Mr. Bhusri, as a managing member of Greylock XII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XII Limited Partnership and Greylock XII-A Limited Partnership.

(2)

The percent of class was calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 75737F108		Page 7 of 10 Pages

Item 1(a)	Name of Issuer:

Redfin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1099 Stewart Street, Suite 600

Seattle, Washington 98101

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XII Limited Partnership;

(ii) Greylock XII-A Limited Partnership;

(iii) Greylock XII GP LLC, the General Partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership;

(iv) William W. Helman, a managing member of Greylock XII GP LLC; and

(v) Aneel Bhusri, a managing member of Greylock XII GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

2250 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Item 2(c)	Citizenship:

(i) Greylock XII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XII GP LLC, a Delaware limited liability company;

(iv) William W. Helman, a U.S. citizen; and

(v) Aneel Bhusri, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Redfin Corporation.

Item 2(e)	CUSIP Number:

75737F108

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 75737F108		Page 8 of 10 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)	Greylock XII Limited Partnership directly owns 3,759,312 shares of Common Stock, which represents approximately 4.20% of the outstanding shares of Common Stock.

(ii)	Greylock XII-A Limited Partnership directly owns 417,700 shares of Common Stock which represents approximately 0.47% of the outstanding shares of Common Stock.

(iii)

Greylock XII GP LLC is the general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership, and may be deemed to beneficially own 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership which represents approximately 4.67% of the outstanding shares of Common Stock.

(iv)

Mr. Helman, as a managing member of Greylock XII GP LLC may be deemed to beneficially own the 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership which represents approximately 4.67% of the outstanding shares of Common Stock.

(v)

Mr. Bhusri, as a managing member of Greylock XII GP LLC may be deemed to beneficially own the 3,759,312 shares of Common Stock held directly by Greylock XII Limited Partnership and 417,700 shares of Common Stock held directly by Greylock XII-A Limited Partnership which represents approximately 4.67% of the outstanding shares of Common Stock.

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XII Limited Partnership	0	3,759,312	0	3,759,312
Greylock XII-A Limited Partnership	0	417,700	0	417,700
William W. Helman	0	4,177,012	0	4,177,012
Aneel Bhusri	0	4,177,012	0	4,177,012

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on 89,526,072 shares of Common Stock outstanding as of November 1, 2018 (as reported in the issuer’s Quarterly Report on Form 10-Q as filed by the issuer with the SEC on November 8, 2018).

SCHEDULE 13G

CUSIP No. 75737F108		Page 9 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 75737F108		Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 6, 2019.

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII GP LLC

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

SCHEDULE 13G

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Redfin Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 6th day of February, 2019.

GREYLOCK XII LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII-A LIMITED PARTNERSHIP

By:	Greylock XII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

GREYLOCK XII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Administrative Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan